

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-Mail
Pierre Quilliam
Chief Executive Officer
GoldLand Holdings Co.
1001 3rd Ave., W., Suite 430
Bradenton, Florida 34205

>   **Re: GoldLand Holdings Co.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed December 11, 2013**
>   **File No. 000-53505**

Dear Mr. Quilliam:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated November 29, 2013. Please provide more detail regarding the $8,195,596 of professional fees under the pro forma adjustments for the 12 months ended December 31, 2012.

Acquisition and Lease of Casino Equipment, and Related Transactions, page 3

Summary Term Sheet, page 3

2. We note in the bullet points in this section and elsewhere in the filing that you assumed a market price per share of $0.20. Please disclose the basis for this assumption or reflect

your recent closing share price of $0.01 and revise the number of shares and percentage of your outstanding shares throughout the filing accordingly.

3. We reissue prior comment 3 in part. Please disclose whether the material transactions related to the Equipment Acquisition may constitute a change of control of the company.

4. We reissue prior comment 4. Please disclose the dilution effect on the existing shareholders as a result of the transactions related to the Equipment Acquisition.

Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713, with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Robert Mottern, Esq.
Investment Law Group of Davis Gillett Mottern & Sims, LLC